425 Press Release 01 19 2012.htm Rule 425

Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: NSTAR

Commission File No.: 333-170754

P. O. Box 270 Hartford, CT 06141-0270 56 Prospect Street Hartford, CT 06103-2818 (860) 665-5000 www.nu.com

News Release

CONTACT:

Al Lara

(860) 728-4616

NU and NSTAR apply for approval of merger creating substantial benefits for Connecticut

HARTFORD, Connecticut, January 19, 2012 – Northeast Utilities (NYSE: NU) and NSTAR (NYSE: NST) today submitted an application for approval of their merger to Connecticut’s Public Utilities Regulatory Authority (PURA), as directed in the Authority’s recent reversal of its prior decision on jurisdiction.

The companies state in today’s filing demonstrates that the transaction is clearly in the public interest and should be approved.  Specifically, the filing provides that NU will continue to possess the financial, technological and managerial suitability to control its operating companies in the state (Connecticut Light & Power and Yankee Gas Services Company).  The merger will augment CL&P and Yankee’s existing capabilities and resources and will have no negative impact on their ability to provide safe, adequate and reliable service to their customers or on PURA’s ability to regulate them.

“Although we disagree with PURA’s reversal of its prior rulings on jurisdiction, we are confident the Authority will see the benefits that will come to Connecticut through the combination of our businesses,” said Gregory B. Butler, NU's senior vice president and general counsel.  “We appreciate the Authority’s mindfulness of the milestones needed for the successful completion of the merger and its dedication of resources to complete the review within that time schedule.”

The merger will result in one of the nation’s largest utilities located in New England, a financially solid company that will have access to greater resources for storm restoration, infrastructure improvements and continued safe and reliable electric and gas service to CL&P and Yankee customers.  NU’s improved purchasing power and economies of scale are expected to result in net savings of as much as $784 million throughout the combined company over the first 10 years.

The merger also awaits regulatory approval from the Massachusetts Department of Public Utilities, which has completed its hearings.  The merger has been approved by the shareholders of both companies, and has met all other federal and state regulatory conditions for the closing of the transaction.

Northeast Utilities (NYSE: NU), a Fortune 500 and Standard & Poor’s 500 energy company based in Connecticut, operates New England’s largest energy delivery system.  NU is committed to safety, reliability, environmental leadership and stewardship, and expanding energy options for its more than 2 million electricity and natural gas customers.  For more information on Northeast Utilities and its subsidiaries, visit the NU family of Web sites at www.nu.com.

NSTAR (NYSE: NST), headquartered in Boston, is an energy delivery company with annual revenues of approximately $3 billion and assets of $8 billion that serves 1.4 million customers in Massachusetts, including approximately 1.1 million electric distribution customers in 81 communities and 300,000 natural gas distribution customers in 51 communities.  For more information, go to www.nstar.com.

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995.  Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements.  Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts.  Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties.  There can be no assurance that actual results will not materially differ from expectations.  Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.  With respect to the proposed merger, these factors include, but are not limited to:  the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger.  Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov.  Forward-looking statements included in this document speak only as of the date of this document.  Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754)  that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information.  You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov).  You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading "Financial/SEC Reports.”  You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”

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